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Rider attached to and forming a part of Policy issued by MONY Life Insurance
Company of America. This Certificate Rider contains a summary of the Flexible Term Insurance Benefit Rider attached to the Policy under which the Certificate is issued. This Certificate is merely evidence of coverage under such Policy Rider.

Unless shown in the Rider Schedule below, the effective date of this Rider is the Date of Issue of the Policy. If any provision of this Rider is inconsistent with any provisions of the Policy, the Rider provision controls the Rider.

RIDER SCHEDULE (to be completed ONLY if Rider is attached after the Date of Issue of the Policy)

The Rider is issued in consideration of the application and payment of any premiums. A copy of the application is attached to the Rider.

Policy No.:  SPECIMEN
Policy Owner:  John Doe
Date of Issue of this Rider:  02/01/2003

                          FLEXIBLE TERM INSURANCE RIDER

Providing adjustable term insurance on the Insured's life, as described below. This rider has no surrender value or loan provisions.

We shall pay to the beneficiary the Amount of Term Insurance in Force at the death of the Insured . Payment will be made upon receipt by us at our Operations Center of due proof that the Insured's death occurred : ( a) on or before the first policy anniversary or during any renewal term; (b) while this rider was in force; and (c) while no monthly deduction for the Policy was in default beyond its grace period. Payment will be made subject to all provisions of the Policy to which this rider is attached.

DEFINITIONS
"Insured" means the Insured named in the Certificate Schedule or the Certificate Rider Schedule.

Amount of Term Insurance In Force - The Amount of Term Insurance in Force at any time is equal to the difference between the Target Death Benefit and the Initial Specified Amount on the Certificate Schedule. The amount of term insurance automatically adjusts for increases and decreases in base Death Benefit and/or Target Death Benefit, but will never be less than zero. At issue, the maximum amount of term insurance allowed is equal to eight times the Initial Specified Amount.

Target Death Benefit - The Target Death Benefit in force on the date of issue of the this rider is shown in the Certificate Schedule. The Target Death Benefit may be changed in accordance with the terms of this rider.

Automatic Renewal Dates and Term - This rider will be automatically renewed each certificate anniversary while the certificate of insurance remains in force. The term of the renewal will be for a period of one year.

Rider Cost - The monthly cost of this rider is deducted from the policy value on a Monthly Anniversary Day. The insurance rate as to the initial amount of term insurance and any scheduled increase in term insurance is based on the Insured's sex, if applicable, age on the certificate date, number of years since the certificate Date, and class of risk. "Class of Risk" for the initial amount of term insurance is the class of risk to which the Insured belonged on the certificate Date and is shown in the Certificate Rider Schedule or the Certificate Schedule. The insurance rate for any unscheduled increase in the amount of term insurance will be based on the Insured's sex, if applicable, age on the effective date of the increase, number of years since that date and class of risk on that date. The cost of insurance for this rider is calculated as its monthly cost of insurance rate multiplied by the amount of term insurance, per $1,000 of this rider. The monthly cost of insurance rates are shown in the Certificate Schedule.

Each year we shall review the monthly term insurance rates to determine if any change should be made. Monthly insurance rates will be based on our expectations as to future: (a) mortality; (b) investment earnings; (c) expenses, and (d) persistency. We guarantee that the insurance rates for the initial amount of term insurance will never be more than the rates shown in the Guaranteed Monthly Insurance Rates for Initial Specified Amount table in the Certificate Schedule. Insurance rates for any increase in term insurance will never be more than the guaranteed rates provided by us at the time the increase takes effect.

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No monthly deduction will be made for this rider after it ends.

CHANGES IN AMOUNT OF COVERAGE

Scheduled Increase in Target Death Benefit - Scheduled increases in the Target Death Benefit are allowed only if specified at the time of application for the Policy or at the time of application for an unscheduled increase. A scheduled increase is reflected in the amount of term insurance only. Evidence of insurability is not required.

Unscheduled Increase in Target Death Benefit - Unscheduled increases in the Target Death Benefit may be made at any time prior to the policy anniversary nearest the maximum issue age shown in the Certificate Schedule.

To increase the Target Death Benefit in force, a supplemental application must be submitted, subject to evidence satisfactory to us that the Insured is insurable. Any increase must be at least $10,000. The increase will take effect on the Monthly Anniversary Day that coincides with, or next follows, the date on which we approve it.

An unscheduled increase may be specified by the Certificateholder as an increase in the amount of term insurance only, an increase in Specified Amount only or any combination of term insurance and Specified Amount.

Decrease in Target Death Benefit - Decreases may be made at any time. The decrease will take effect on the Monthly Anniversary Day that coincides with, or next follows, the date on which we approve it. The decrease will be applied first against the term insurance provided by this rider, and then to the Specified Amount of the Certificate as follows:
(a) first, to reduce the term insurance provided by the most recent increase in term insurance,
(b) next, to reduce the next most recent term insurance increases successively;
(c) next, to reduce the initial term insurance.
(d) next, to reduce the amount provided by the most recent increase in Specified Amount;
(e) next, to reduce the next most recent increases, successively;
(f) finally, to reduce the Initial Specified Amount.

We will reject any requested decrease if that decrease would result in a Specified Amount or Target Death Benefit which is less than the minimum Specified Amount or Target Death Benefit we then allow.

Change in Death Benefit Option - The base Death Benefit "Amount at Risk" and the Amounts of Term Insurance are maintained consistent with those prior to the change in Death Benefit Option.

Partial Surrender - A partial surrender may reduce the Specified Amount and Target Death Benefit of the Certificate depending on the Death Benefit Option in effect at the time of the partial Surrender. (See "Partial Surrender" section in the Certificate of Insurance.) the Target Death Benefit will be reduced by an amount equal to the reduction in the Specified Amount.

Reinstatement - Any reinstatement of this Certificate will include reinstatement of any insurance in force under this rider.

Incontestability - Despite anything in the Certificate to the contrary, this rider will be incontestable after it has been in force during the lifetime of the Insured for 2 years from its date of issue. Any unscheduled increase in term insurance or any reinstatement will be incontestable only after such increase or reinstatement has been in force during the lifetime of the Insured for 2 years from its effective date.

Misstatement of Age or Sex - If the Insured's age or sex has been misstated, any amount payable under this rider will be that which the monthly cost of this rider deducted from the Policy value would have purchased for the Insured's correct age or sex.

Suicide Exclusion- Despite anything in the Certificate to the contrary, in case of the suicide of the Insured, sane or insane, within 2 years of the date of issue of this rider, the amount payable by us will be limited to the cost of the rider. In the case of suicide of the Insured, sane or insane, within 2 years of the effective date of any unscheduled increase in the amount of insurance under this rider, the amount payable by us will be limited to the cost of that increase.

Non-Participating - This rider does not participate in our surplus earnings.

Termination of Rider - This rider will end: (a) upon the Policyholder's written request to end it. If this Rider ends upon request of the Policyholder, certificates issued after the effective date of that request will not include the benefits of this Rider; (b) the date the Policy is terminated or discontinued in accordance with the terms of the Policy; (c) upon the Certificate Owner's written request to end it; (d) the date the Certificate would have ended due to insufficient value in accordance with the terms of the Grace Period provision (See Grace Period provision in the Certificate; (e) the date the Certificate is surrendered for its Surrender Value; (f) on the death of the Insured

What does it mean when this Rider ends?
On and after its end, this Rider will have no force.

/s/ David S. Waldman
DAVID WALDMAN, Secretary

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